EXHIBIT 4.16

CENTRUS ENERGY CORP.
DESCRIPTION OF SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
(as of December 31, 2020)

The authorized capital stock of Centrus Energy Corp (the “Company,” “Centrus” or “us”) consists of (a) 100,000,000 shares of common stock, par value $0.10 per share, of which 70,000,000 shares are classified as Class A Common Stock, and 30,000,000 shares are classified as Class B Common Stock, and (b) 20,000,000 shares of preferred stock, par value $1.00 per share, of which 2,000,000 shares have been designated Series A Participating Cumulative Preferred Stock, and 41,720 shares of which have been designated Series B Senior Preferred Stock. The Class A Common Stock is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, and trades on the NYSE American platform under the symbol “LEU.”

The following description of the terms of our securities is not complete and is qualified in its entirety by reference to the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), the Company’s Third Amended and Restated Bylaws (the “Bylaws”), and the Rights Agreement (as defined below), all of which are exhibits to our Annual Report on Form 10-K.

Class A Common Stock

The holders of Class A Common Stock are entitled to one vote for each outstanding share of Class A Common Stock owned by that stockholder on every matter properly submitted to the stockholders for their vote, except for any amendment for the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock or Class B Common Stock. Generally, all matters to be voted on by stockholders, other than the election of directors, must be approved by a majority in voting power of the stock represented and entitled to vote. However, questions governed expressly by provisions of the Certificate of Incorporation, bylaws, applicable stock exchange rules or applicable law require approval as set forth in the applicable governing document, stock exchange rule or law. The holders of Class B Common Stock are entitled to elect up to two directors, which right is subject to change based on certain holding requirements. Otherwise, the directors are elected by a plurality of votes cast on the election of directors.

Subject to the rights of the holders of any series of Preferred Stock outstanding at any time, the holders of Class A Common Stock and Class B Common Stock will be entitled share ratably, based upon the number of shares held, in such dividends and other distributions of cash or any other right or property as may be declared by the Board of Directors out of the assets or funds legally available for such dividends or distributions, with sharing equally in such dividends or distributions. The Company is not permitted to pay dividends on the Common Stock while any shares of Series B Preferred Stock are outstanding. The Company currently has shares of Series B Preferred Stock outstanding.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, holders of Class A Common Stock and Class B Common Stock would be entitled to share ratably, based upon the number of shares held, in assets that are legally available for distribution to stockholders after payment of liabilities. If there is any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. The Company currently has shares of Series B Preferred Stock outstanding with a liquidation preference.

The Certificate of Incorporation does not provides for any conversion, sinking fund, redemption, preference, preemptive right, or right of subscription for the Class A Common Stock. Issued and outstanding shares of Class B Common Stock convert into shares of Class A Common Stock upon transfer to a party other than the current Class B stockholders and their respective affiliates.

Provisions of the Company’s Certificate of Incorporation, Bylaws and Delaware Law that May Have an Anti-Takeover Effect

Certificate of Incorporation and Bylaws. The Certificate of Incorporation and Bylaws provide that a special meeting of stockholders may be called only by the Chairman, the President, the Board of Directors or a committee empowered by the Board of Directors to call a special meeting. Stockholders are not permitted to call, or to require that the Board of Directors call, a special meeting of stockholders.

In the event that levels of foreign ownership of the Company’s stock established by the Certificate of Incorporation are exceeded, the Board of Directors has the right to take certain actions with respect to such ownership. These actions include requesting information from holders (or proposed holders) of the Company’s securities, refusing to permit the transfer of securities by such holders, suspending or limiting voting rights of such holders, redeeming or exchanging shares of the Company’s stock owned by such holders on terms set forth in the Certificate of Incorporation, and taking other actions that deemed necessary or appropriate to ensure compliance with the foreign ownership restrictions.

Delaware Takeover Statute. The Company is subject to Section 203 of the Delaware General Corporation Law (the “DGCL”), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines “business combination” to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 of the DGCL defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Rights to Acquire Series A Participating Cumulative Preferred Stock

Centrus has adopted a Section 382 stockholders rights plan and declared a dividend distribution of one right for each outstanding share of our common stock to stockholders of record on April 6, 2016. Each right entitles its holder, under the circumstances described below, to purchase from us one one-thousandth of a share of our Series A Participating Cumulative Preferred Stock, par value $1.00 per share, at an exercise price of $18.00 per right, subject to adjustment. The terms of the rights are set forth in a Section 382 Rights Agreement between us, Computershare, Inc. and Computershare Trust Company, N.A., as amended (the “Rights Agreement”).

The rights plan is intended to act as a deterrent to any person or group, together with its affiliates and associates, being or becoming the beneficial owner of 4.99% or more of common stock, with certain exceptions. The rights initially trade together with the common stock and are not exercisable. In the absence of further action by the Board, the rights would generally become exercisable and allow a holder to acquire shares of a new series of the Company’s preferred stock if any person or group acquires 4.99% or more of the outstanding shares of the Company’s common stock, or if a person or group that already owns 4.99% or more of the Company’s Class A Common Stock acquires additional shares representing 0.5% or more of the outstanding shares of the Company’s Class A Common Stock. The rights beneficially owned by the acquirer would become null and void, resulting in significant dilution in the ownership interest of such acquirer.

The Board may exempt any acquisition of the Company’s common stock from the provisions of the Rights Agreement if it determines that doing so would not jeopardize or endanger the Company’s use of its tax assets or is otherwise in the best interests of the Company. The Board also has the ability to amend or terminate the Rights Agreement prior to a triggering event. Unless earlier terminated or extended in accordance with the Rights Agreement, the rights issued under the Rights Agreement expire on April 5, 2022.